UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

IronNet, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46323Q105
(CUSIP Number)

Janna Ayoub 4th Floor, 7 Vigo St, Savile Row House London, W1S 3HF, UK +44 20 3405 7321
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46323Q105	SCHEDULE 13D	Page 2 of 8

1	NAME OF REPORTING PERSON C5 Investors General Partner Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 3 of 8

1	NAME OF REPORTING PERSON C5 Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 4 of 8

1	NAME OF REPORTING PERSON C5 Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 5 of 8

1	NAME OF REPORTING PERSON C5 Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,794,861
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,794,861
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,794,861
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46323Q105	SCHEDULE 13D	Page 6 of 8

Introductory Statement: This Amendment No. 2 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on September 10. 2021 (the “Original Schedule 13D”) and amended through the date hereof (as so amended, the “Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of IronNet, Inc. (the “Company”). This Amendment No. 2 is being filed by C5 Partners LLC (the “LLC”), C5 Investors General Partner Limited (“GP Limited”), which acts on behalf of C5 Investors LP (C5 LP”), the sole manager of the LLC, and C5 Capital Limited (“C5 LP”), the investment manager of C5 LP (together, the “Reporting Persons”).  Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following:

On December 22, 2022, C5 Capital Ltd., on behalf of the Reporting Persons (“C5”), delivered a non-binding expression of interest (the “Initial Proposal”) to the Board of Directors of the Company (the “Board”) in respect of a potential offer to acquire all of the outstanding Common Stock of the Company not presently owned by the Reporting Persons (the “Proposed Transaction”). No specific structure for the Proposed Transaction was proposed.

The Initial Proposal stated that any transaction, once structured and agreed upon, would be conditioned upon, among other things, the (x) approval of the transaction by a properly constituted special committee of independent directors of the Company, authorized and empowered to retain its own independent legal and financial advisors and (y) approval of the holders of a majority of the Common Shares not held by members of the buyer group or their affiliates. The Company responded to the Initial Proposal by letter dated December 24, 2022 (the “Response Letter”), in which the Company indicated that in light of the exigent circumstances involving the Company’s liquidity and cash position, and taking into account the composition of the Board and the Company’s stockholder base, the Company and a quorum of its Board did not believe these conditions are necessary to protect the Company and all of its residual claimants. As a result, the Company and its Board were therefore not prepared to accept these conditions.

Later on December 24, 2022, C5 delivered a follow up proposal to the Company’s Board (the “Proposal”) in which C5, based on the circumstances and reasons articulated in the Response Letter, indicated its willingness to proceed and commence negotiation of the Proposed Transaction at a price equal to $0.30 per share. Further, in light of the Company’s liquidity needs and in order to enable the Company to complete the Proposed Transaction, C5 indicated that it was prepared to extend the Company financing on terms no less favorable than those set forth in the secured promissory notes issued by the Company on or around December 14, 2022 in the aggregate principal amount of approximately $6.9 million, including (i) an initial payment of $2 million by December 28, 2022, (ii) a second payment of $3.5 million on January 9, 2023 and (iii) a mutually agreed amount to be placed in escrow upon entering into definitive agreements with respect to the Proposed Transaction. C5 has conditioned further discussion regarding the Proposal on the Company agreeing to a mutual exclusivity period through January 31, 2022 (subject to an automatic extension of an additional seven days) to seek to negotiate definitive agreements with respect to the Proposed Transaction.

The Proposal is non-binding in nature and does not obligate in any way the Reporting Persons or the Company to negotiate or enter into definitive documentation with respect to a transaction or otherwise complete the Proposed Transaction. The Proposal states that the buyer group is only interested in acquiring the outstanding Common Stock that they do not already own, and are not interested in selling their Common Stock to another party.

The foregoing description of the Initial Proposal, the Response Letter and the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of Initial Proposal, the Response Letter and the Proposal, which are filed herewith as Exhibit 2, Exhibit 3 and Exhibit 4 and incorporated herein by reference.

Neither the Proposal nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of Company’s securities.

The Reporting Persons intend to review their investment in the Company on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the Company’s securities, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Company as they deem appropriate.

These actions may include (i) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company(collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 46323Q105	SCHEDULE 13D	Page 7 of 8

Item 5.	Interest in Securities of the Issuer.

Item 5 is restated in its entirety as follows:

Percentage beneficial ownership by each Reporting Person is based upon 103,707,690 shares of Common Stock outstanding as of October 31, 2022, which is the total number of shares outstanding as reported in the Company’s prospectus dated November 28, 2022.

(a), (b)  See the cover page of each Reporting Person.

(c) Except as set forth herein and in the Original Schedule 13D, none of the Reporting Persons or, to their knowledge, any partner, executive officer or director thereof, has engaged in any transaction in any shares of the Company’s Common Stock during the sixty days immediately preceding the date hereof.

(d) Except as disclosed in this Schedule 13D, to their knowledge, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the Common Stock.

(e) Not applicable.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Joint Filing Agreement dated September 9th 2021 among the Reporting Persons (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed with the SEC on September 9, 2021)
2	Letter to Board of Directors of the Company dated December 22, 2022
3	Letter from the Company dated December 24, 2022
4	Letter to Board of Directors of the Company dated December 24, 2022

CUSIP No. 46323Q105	SCHEDULE 13D	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2022

C5 Capital Limited

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Chief Executive Officer and Director

C5 Investors General Partner Limited

By:	/s/ Paul Singer
Name: Paul Singer
Title: Director

C5 Investors LP

By:	/s/ Paul Singer
Name: Paul Singer
Title: Director

C5 Partners, LLC

By:	/s/ Andre Pienaar
Name: Andre Pienaar
Title: Director